VIA EDGAR TRANSMISSION

Mr. David Manion

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Impact Shares Trust I (the “Trust”)

Response to Comments Regarding Financial Statement Review

File Nos. 811-23312; 333-221764

Dear Mr. Manion:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 20, 2023, with respect to Form N-CSR as of June 30, 2023 and the Form 40-17G filed on June 24, 2022, for the Impact Shares NAACP Minority Empowerment ETF (the “NAACP Fund”), the Impact Shares YWCA Women’s Empowerment ETF (the “YWCA Fund”), and the Impact Shares Affordable Housing MBS ETF (the “Housing Fund”) (collectively, the “Funds”).

For your convenience, the comments have been reproduced with responses following each comment.

1.

It was noted each of the NAACP and YWCA Funds were registered as non-diversified funds, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), but it was observed that each Fund has been operating as a diversified fund, as defined by the 1940 Act, for greater than three years and as such, each of the NAACP and YWCA Funds should now be disclosed to shareholders as a diversified fund.

Response: The Trust acknowledges and concurs with the Staff’s assessment. The Trust notes that the Funds’ Prospectus and the Statement of Additional Information, both filed and effective as of October 27, 2023, disclose that each of the NAACP and YWCA Funds are diversified funds.

2.	It was noted the Trust’s Form 40-17G filed on June 24, 2022 did not include the required statement as to the period for which premiums have been paid for the bond.

Response: The Trust confirms the most recent Form 40-17G filed with the Commission on December 7, 2023 includes the required statement as to the period for which premiums were paid.

If you have any questions or require further information, please contact Aaron Perkovich at 414-699-9292 or aperkovich@tidalfg.com.

Sincerely,

/s/ Aaron Perkovich
Aaron Perkovich
Treasurer/Principal Financial Officer
Impact Shares Trust I